ANNEX I
PEC Solutions, Inc.
12730 Fair Lakes Circle
Fairfax, Virginia 22033
INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
      This Information Statement is being mailed on or about May 3, 2005 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Statement”), of PEC Solutions, Inc., a Delaware corporation (“PEC”). You are receiving this Information Statement in connection with the possible election of persons designated by PS Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Nortel Networks Inc., a Delaware corporation (“Nortel”), to a majority of seats on the Board of Directors of PEC (the “PEC Board” or “PEC’s Board of Directors”). On April 25, 2005, PEC entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Nortel and Purchaser, pursuant to which Purchaser has commenced a tender offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (“PEC Common Stock”), of PEC (the “Shares”) at a price of $15.50 per share (the “Offer Price”), net to seller in cash, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated May 3, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of PEC and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) filed by Nortel and Purchaser with the Securities and Exchange Commission (the “Commission”) on May 3, 2005. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into PEC (the “Merger”). Following consummation of the Merger, PEC will continue as the surviving corporation (the “Surviving Corporation”) and will be a wholly-owned subsidiary of Nortel. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares owned by Nortel, any of its subsidiaries (including Purchaser), and Shares held by stockholders of PEC who properly demand appraisal and comply with the provisions of Section 262 of the DGCL relating to dissenters’ rights of appraisal) will be converted into the right to receive the same amount of cash per Share that is paid pursuant to the Offer (the “Merger Consideration”).
      The Offer, the Merger and the Merger Agreement are more fully described in the Statement to which this Information Statement forms Annex I, which was filed by PEC with the Commission on May 3, 2005 and which is being mailed to stockholders of PEC along with this Information Statement.
      This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth in this Information Statement supplements certain information set forth in the Statement. Information set forth in this Information Statement related to Nortel, Purchaser or Purchaser’s Designees (as defined below) has been provided to PEC by Nortel, and PEC assumes no responsibility for the accuracy or completeness of such information. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.
      Purchaser will commence the Offer on Tuesday, May 3, 2005. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Tuesday, May 31, 2005, unless Purchaser extends it.

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GENERAL
      PEC Common Stock is the only class of equity securities of PEC outstanding that is entitled to vote at a meeting of the stockholders of PEC. Each share of PEC Common Stock is entitled to one vote. As of April 29, 2005, there were 27,606,601 outstanding Shares, of which Nortel and Purchaser owned no shares.
RIGHT TO DESIGNATE DIRECTORS AND PURCHASER’S DESIGNEES
      The Merger Agreement provides that, promptly upon the acceptance of any Shares for payment by Nortel or Purchaser or any of their affiliates for Shares pursuant to the Offer (the “Appointment Time”), and from time to time thereafter, Purchaser is entitled to designate up to such number of directors (“Purchaser’s Designees”), rounded up to the nearest whole number constituting at least a majority of the directors, on the PEC Board as will give Purchaser representation on the PEC Board equal to the product of the number of directors on the PEC Board (giving effect to any increase in the number of directors so elected pursuant to such provisions) and the percentage that such number of Shares so purchased bears to the total number of Shares then outstanding.
      The Merger Agreement provides that PEC will use all reasonable efforts to, upon Purchaser’s request, promptly, at Purchaser’s election, either increase the size of the PEC Board or secure the resignation of such number of directors as is necessary to enable Purchaser’s Designees to be so elected and to cause Purchaser’s Designees to be so elected. The Merger Agreement also provides that PEC will use best efforts, at such times, to cause Purchaser’s Designees to constitute a majority of each committee of the PEC Board, other than any committee of the PEC Board established to take action under the Merger Agreement.
      Notwithstanding the foregoing, in the event that Purchaser’s Designees are elected or designated to the PEC Board, then, until the Effective Time, the Merger Agreement provides that the parties shall cause the PEC Board to have at least two members who were directors on the date of the Merger Agreement. Moreover, until the Effective Time, PEC will remain subject to the listing requirements of the Nasdaq Stock Market, which among other things, require that a majority of the members of a listed company’s board are independent directors.
      Purchaser has informed the Company that it will select Purchaser’s Designees Purchaser from among the directors and executive officers of Nortel Networks Corporation, Nortel Networks Limited, Nortel or Purchaser listed on Schedule I of the Offer to Purchase. Purchaser has informed PEC that it will select each of the directors and officers listed in Schedule I has consented to serve as a director of PEC if appointed or elected. The address and biographical information of each individual set forth in Schedule I to the Offer to Purchase is incorporated herein by reference. It is expected that Purchaser’s Designees may assume office following consummation of the Offer, which cannot be earlier than June 1, 2005.
CURRENT DIRECTORS AND EXECUTIVE OFFICERS
      The following information concerning the current directors of PEC and key executive officers of PEC is as of April 25, 2005.
      David C. Karlgaard, Ph.D., age 58, has been the Chief Executive Officer, President and Chairman of the Board of Directors of PEC since October 1985 when he founded the company with Mr. Rice and Dr. Harbitter. From 1975 to 1984, Dr. Karlgaard held various management positions with Computer Sciences Corporation, where he worked with Mr. Rice and Dr. Harbitter. Dr. Karlgaard is a also a member of the Board of Directors for Argon ST, Inc. and for James Monroe Bancorp, Inc. Dr. Karlgaard received his doctorate degree in electrical engineering and computer science from The George Washington University and his M.B.A. from the Wharton Business School. Since 1994 Dr. Karlgaard has also lectured as a professor at The George Washington University School of Business and Public Management.
      Paul G. Rice, age 51, has been President of PEC since May 2004 and has been a member of the Board of Directors since October 1985. He was Chief Operating Officer of PEC from January 1996 until May 2004. From October 1985 until December 1995, he was PEC’s Vice President and then Senior Vice President, Operations. Prior to the founding of the company, Mr. Rice served in various technical

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management positions at Computer Sciences Corporation from June 1975 to September 1985. Mr. Rice received his B.S. in electrical engineering from the University of Virginia.
      Alan H. Harbitter, Ph.D., age 47, has been the Chief Operating Officer of PEC since May 2004 and a member of the Board of Directors since October 1985. From May 1996 to May 2004, he was PEC’s Chief Technology Officer. Prior to that he was Senior Vice President, Engineering from January 1991 until April 1996 and the Vice President, Engineering from October 1985 to January 1991. Prior to the founding of the company, Dr. Harbitter served in various technical management positions at Computer Sciences Corporation. Dr. Harbitter received his B.S. in electrical engineering from Cornell University, his M.S. in computer science from the University of Maryland, and his doctorate in information technology from George Mason University.
      Stuart R. Lloyd, age 61, has been Senior Vice President and Chief Financial Officer of PEC since December 1998, PEC’s Treasurer since May 2004 and a member of the Board of Directors since May 1999. Mr. Lloyd was a partner at Gelman, Rosenberg & Freedman, a certified public accounting firm, from February 1993 until December 1998. From September 1981 until February 1993, he was the principal at his own certified public accounting firm. Mr. Lloyd is a certified public accountant and received his B.S. in business administration from The American University.
      Frank J. Carr, age 79, has been a member of PEC’s Board of Directors since December 2000. From 1977 until his retirement in 1988, Mr. Carr served as the General Service Administration’s commissioner for government-wide policy and planning, and for computer and telecommunications acquisition and management. From 1988 to the present, he has continued to provide assistance to federal agencies seeking to resolve pressing information technology issues. Mr. Carr received his B.S. in electrical engineering from the University of Pennsylvania.
      B. Gary Dando, age 62, has been a member of PEC’s Board of Directors since February 2003. Mr. Dando has served on the Board of Directors of MICROS Systems, Inc. since November 2003. Mr. Dando also serves on the boards of the University System of Maryland Foundation, the University of Maryland College Park Foundation and is the President of the Board of Directors for the Robert H. Smith School of Business Foundation. Mr. Dando joined Ernst & Young in 1964 and became a partner in 1976. He served in several national and regional positions from 1982 to 1993, and retired after 37 years of service in 2001. Mr. Dando received his B.A. in business and accounting from the University of Maryland at College Park.
      R. Jerry Grossman, age 61, has been a member of PEC’s Board of Directors since December 2000. Mr. Grossman has been the Managing Director of the Washington, D.C. office of Houlihan, Lokey, Howard & Zukin, an investment banking firm, since 1999. He manages the firm’s government and defense technology practices, with complementary emphasis on commercial technology businesses. Mr. Grossman received his B.S. in industrial management from Pennsylvania State University and his executive M.B.A. from Loyola College of Maryland. He is also a Chartered Financial Analyst (CFA).
      John W. Melchner, age 66, has been a member of PEC’s Board of Directors since August 2002. Mr. Melchner founded John Melchner & Associates in 1992. His company provides accounting and auditing advice to government and corporate clients. For the past five years, Mr. Melchner has provided consulting services exclusively to the Los Angeles County Metropolitan Transportation Authority. Previously Mr. Melchner served as Inspector General of the U.S. Department of Transportation and prior to that as the Assistant Inspector General for Auditing of the Department of Defense. Mr. Melchner received his B.B.A. from the Manhattan College of New York and his M.B.A. from the University of Dayton.
      Zimri C. Putney, age 63, has been a member of PEC’s Board of Directors since July 2002. Since 1997, Mr. Putney has been the Managing Director and CEO of NextGen Capital, L.L.C., a venture capital management company. At NextGen, he oversees targeting investment opportunities and assisting in the financial and management support for two venture funds with more than 15 investments in the technology sector. He previously held several management and scientific positions with IBM Corporation.

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Mr. Putney also serves on the boards of several private companies. Mr. Putney received his B.S. in physics from Syracuse University and his Sc.M. from Brown University.
      Christos Bratiotis, age 61, has been the President of PEC’s Civilian Government Sector since May 2004. Prior to that he served as Senior Vice President and General Manager, Criminal Justice and Intelligence Solutions Operation from July 2002 to May 2004. Mr. Bratiotis was PEC’s Senior Vice President Engineering Operations from April 1999 through June 2002. Mr. Bratiotis was Vice President, Engineering Division from April 1996 to April 1999. Prior to that, he served as Vice President, Information Systems for Synetics, a federal information technology company, from January 1992 until April 1996. Mr. Bratiotis received his B.A. in mathematics from Clark University and his M.B.A. from the University of Utah.
      Robert L. Veschi, age 65, has served as the President of PEC’s Defense Sector since June 2004. Prior to joining us, Mr. Veschi was a consultant in private practice. Previously, Mr. Veschi held a succession of leadership position with leading information technology companies, including serving as President of the Integrated Business Solutions division of Lockheed Martin Corporation, serving as Executive Vice President of ACS Government Solutions, a subsidiary of Affiliated Computer Services, Inc. and serving as President of CDSI Solutions, a division of Computer Data Systems, Inc. Earlier in his career, Mr. Veschi held a variety of senior technology development and management positions within the Department of Defense. He received his B.S. in computer science from the American Technological University and is also a graduate of the Defense Systems Management College.
GOVERNANCE OF THE COMPANY
The Board and its Members
      PEC’s Board of Directors, which is elected by the stockholders, is the ultimate decision-making body of PEC except with respect to those matters reserved to the stockholders. The Board oversees the selection, evaluation, compensation of and the succession planning for the senior management team, with due consideration of the recommendations of the chief executive officer, and the senior management team is charged with the conduct of the PEC’s business.
      The following table shows, as of the date of this Information Statement, the members of the PEC Board, the committees of the PEC Board on which they serve and the PEC Board’s determination whether each member is independent as described below.

Nominating
and
Corporate
	Executive	Audit	Compensation	Governance
Director	Committee	Committee	Committee	Committee

Frank J. Carr(I)	*	*	*	**
B. Gary Dando(I)	*	**	*	*
R. Jerry Grossman(I)	**	*	*	*
Alan H. Harbitter, Ph.D.
David C. Karlgaard, Ph.D.
Stuart R. Lloyd
John W. Melchner(I)	*	***	*	*
Zimri C. Putney(I)	*	*	**
Paul G. Rice

(I)	Independent

*	Member

**	Chair

***	Vice Chair
     The PEC Board meets on a regular basis during the year to review PEC’s affairs and business and to act on matters requiring Board approval. The PEC Board also holds additional meetings when significant

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matters require PEC Board review, discussion or action. Members of senior management regularly attend PEC Board meetings to report on and discuss their areas of responsibility.
Board of Directors
      During the fiscal year ended December 31, 2004, the PEC Board of Directors held a total of six meetings (including regularly scheduled and special meetings) and took action six times by unanimous written consent. Each incumbent director attended all of the meetings of the PEC Board held in 2004, except that Dr. Harbitter was absent from two meetings and Mr. Melchner and Mr. Carr were absent from one meeting. The PEC Board has four standing committees: an Executive Committee, Audit Committee, Corporate Governance and Nominating Committee, and Compensation Committee. No incumbent director attended fewer than 75% of the total number of meetings held by all committees on which such director served, other than Messrs. Carr (68%) and Putney (68%).
Executive Committee
      In accordance with requirements of the NASDAQ listing standards, the Executive Committee is currently composed of the five non-management directors: Messrs. Melchner, Carr, Dando, Grossman and Putney. The Executive Committee met three times during 2004 and each of the committee’s members participated in all of the meetings, except that Mr. Carr was absent from one meeting. Mr. Grossman serves as the Chairman of the Executive Committee.
      The charter of the Executive Committee is available on PEC’s corporate website as described below under “Corporate Governance and Website Information.” The primary purposes of the Executive Committee are to (1) advise management on PEC Board meeting agendas and information provided to the PEC Board, (2) monitor corporate management processes in key areas, (3) review related party transactions and (4) perform such other functions regarding issues best addressed by the independent members of the PEC Board as a group.
Audit Committee
      The Audit Committee is currently composed of Messrs. Melchner, Carr, Dando, Grossman and Putney. The Audit Committee met twelve times during 2004 and each of the committee’s members participated in all of the meetings, except that Mr. Carr and Mr. Putney were absent from four meetings, and Mr. Grossman was absent from three meetings. Mr. Dando serves as the Chairman of the Audit Committee and Mr. Melchner serves as Vice-Chairman.
      The primary purposes of this committee are to (1) recommend to the PEC Board the independent auditors to conduct the annual audit of our books and records, (2) review the proposed scope and results of the annual audit as well as the quarterly interim reviews, (3) approve the audit fees to be paid, (4) review accounting and financial controls with the independent public accountants and our financial and accounting staff, (5) review and discuss the internal audit function, and (6) such other matters as provided by its charter.
      PEC’s Board has determined that the members of this committee are independent. The PEC Board has also determined that all of the members of the Audit Committee meet the requirement of the NASDAQ listing standards that each member be able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. Additionally, the PEC Board has determined that Mr. Dando, the Chairman of the Audit Committee, meets the requirement of the NASDAQ listing standards that at least one member of the committee has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background which results in the individual’s financial sophistication. The PEC Board has also determined that Mr. Dando is an “audit committee financial expert” as defined in SEC Regulation S-K, Item 401(h).
Corporate Governance and Nominating Committee
      The Corporate Governance and Nominating Committee (the “Nominating Committee”) is currently composed of Messrs. Carr, Dando, Grossman Melchner and Putney. The Nominating Committee did not

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meet during 2004, but rather took action by unanimous written consent. Mr. Carr serves as Chairman of the Nominating Committee.
      The charter of the Nominating Committee is available on PEC’s corporate website as described below under “Corporate Governance and Website Information.” The primary purposes of this committee are to (1) recommend to the PEC Board the individuals qualified to serve on the PEC Board and (2) develop, recommend to the PEC Board, and assess corporate governance policies for the Company.
      The SEC requires disclosure of the Nominating Committee’s policy for considering director nominations by stockholders (if there is a policy) and related information concerning the committee.
      While the Nominating Committee will consider recommendations for director nominations received by the stockholders, the committee has not adopted any formal policies with respect to such recommendations because Section 1.11 of the Company’s Bylaws provides a procedure by which stockholders may directly nominate nominees for election to the PEC Board. This stockholder nomination procedure specified in the Bylaws is separate and apart from the process by which the Nominating Committee submits its recommendations for nominations to the PEC Board. The Nominating Committee has no role in the stockholder nomination procedure provided by the Bylaws.
Selection of Board Nominees
      Process for Identifying and Recommending Director Candidates. The Nominating Committee is responsible for identifying qualified candidates for election to the PEC Board. This committee’s general criteria and process for evaluating and identifying the candidates that it recommends to the full PEC Board as director nominees are as follows:

•	Regularly reviews the current composition and size of the PEC Board and its standing committees.

•	In its evaluation of director candidates, including members of the PEC Board eligible for re-election, the Nominating Committee seeks to achieve a balance of knowledge, experience and capability on the PEC Board and considers such factors as character, judgment, diversity, age, expertise, business experience, length of service, independence, other commitments and the like, and such other factors as the committee may consider appropriate.

•	While the Nominating Committee has not established specific minimum qualifications for director candidates, the committee believes that nominees must reflect a PEC Board that is comprised of directors who (a) are predominantly independent, (b) are of high integrity, (c) have broad knowledge and experience at the policy making level in business or government, including if possible specific knowledge and understanding of the challenges of providing advanced information technology solutions to government clients, and (d) meet all requirements of applicable laws and regulations (such as financial literacy for Audit Committee members). Candidates with special qualifications that will increase the PEC Board’s overall effectiveness will be given preferential treatment.

•	The Nominating Committee will review the qualifications of all candidates, which review may, at the committee’s discretion, include interviewing references for the candidate, direct interviews with the candidate, background checks, or other actions that the committee deems necessary or appropriate.

•	These same principles would be applied when identifying candidates to fill a vacancy on the PEC Board. Since the Nominating Committee has not received any stockholder recommendations for director candidates in the past, the committee has not considered whether there would be any differences in the manner in which the committee would evaluate such candidates.

•	After completing its review and evaluation of director candidates, the Nominating Committee makes its recommendations for director nominees to the full PEC Board.
      Director Nominations Made by Stockholders. Any stockholder intending to nominate a candidate for director to stand for election at an annual meeting of stockholders must submit a written nomination notice to the Company meeting the requirements of Section 1.11 of the Bylaws, including certain specified

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information about the nominee and the stockholder proposing the nomination. In accordance with Section 1.11(b) of the Bylaws, the nomination notice must include, among other information, the nominee’s name, a description of the nominee’s business experience during the previous five years and all other information relating to the recommended candidate that would be required to be disclosed under Section 14 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.
Director Independence
      The PEC Board has determined that each of the five non-management directors, Messrs. Carr, Dando, Grossman, Melchner and Putney, is independent within the meaning of the director independence standards adopted by the PEC Board and the director independence standards of The NASDAQ Stock Market. Therefore, a majority of PEC’s nine person Board of Directors is currently independent as so defined.
      Given that these same five non-management directors constitute the full membership of the Audit Committee, the Corporate Governance and Nominating Committee, the Compensation Committee, and the Executive Committee of the Board of Directors, the foregoing independence determination included the conclusion that each of them is respectively:

•	independent for purposes of membership on the Audit Committee under Rule 4350(d) of the NASDAQ listing standards, that includes the independence requirements of NASD Marketplace Rule 4200 and additional independence requirements under SEC Rule 10A-3(b);

•	independent under the NASDAQ listing standards for purposes of membership on the Corporate Governance and Nominating Committee; and

•	independent under the NASDAQ listing standards for purposes of membership on the Compensation Committee.
Corporate Governance and Website Information
      PEC is in compliance with the corporate governance requirements of the NASDAQ listing standards. The principle elements of these governance requirements as implemented by the Company are:

•	adoption of a “Corporate Governance Statement” by the PEC Board;

•	affirmative determination by the PEC Board that a majority of directors is independent;

•	regularly scheduled executive sessions of independent directors;

•	an Audit Committee, Corporate Governance and Nominating Committee, and Compensation Committee, each comprised of independent directors and having the purposes and charters described above under the separate committee headings;

•	specific Audit Committee authority and procedures outlined in the charter of the Audit Committee; and

•	an Ethics Policy applicable to directors, officers and employees of our Company that meets the definition of a code of ethics set forth in SEC Regulation S-K, Item 406.
      The Corporate Governance Statement (which includes the charters of the three committees described above) and the Ethics Policy are available without charge on the Investor Relations section of the PEC corporate website at http://www.pec.com. Please note that information on the PEC corporate website is not incorporated by reference in this Information Statement.
Director Compensation
      Cash Compensation. Directors who are PEC employees do not receive additional compensation for their service on the PEC Board. Effective January 20, 2005, non-employee directors each receive annual retainers of $26,000 for their service on the PEC Board, covering six PEC Board meetings and four committee meetings. The non-employee directors are paid for their participation at additional PEC Board and committee meetings at the rate of $2,000 and $1,000 per meeting, respectively. In addition, the PEC Board member serving as Chairman of the Audit Committee receives an annual fee of $6,000 and the

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PEC Board member serving as Vice-Chairman of the Audit Committee receives an annual fee of $3,000. PEC Board members serving as Chairman of other standing committees of the PEC Board (i.e., Executive, Compensation, Corporate Governance and Nominating) receive an annual fee of $3,000.
      Stock Options. Upon being elected to the PEC Board, new non-employee members of the PEC Board receive an initial stock option grant for the purchase of 15,000 shares of Common Stock. Three years after this initial grant and annually thereafter, the non-employee directors receive stock option grants for the purchase of 3,000 shares.
Contacting the Board
      PEC stockholders who have concerns about accounting, internal accounting controls, or auditing matters relating to the company or are interested in communicating with the non-management directors, individually or as a group, may contact the PEC Audit Committee directly by writing to: Chairman of the Audit Committee, PEC Solutions, Inc., 12730 Fair Lakes Circle, Fairfax, VA 22033. To the extent such communications are addressed to individual members of the PEC Board, the Chairman of the Audit Committee shall ensure that it is received by the addressee. The communications process described above does not modify or relieve any requirements for stockholder proposals intended to be presented at a meeting of stockholders.
Code of Ethics
      PEC has had an Ethics Policy since 1989 that covers all employees of the Company. This policy has been amended to also apply to the non-management members of the PEC Board and to emphasize its application to the senior financial officers of PEC, including the Chief Executive Officer and the Chief Financial Officer. No waivers of the policy’s application are permitted to be granted under the Ethics Policy. The Ethics Policy is available on the Investor Relations section of the PEC corporate website at http://www.pec.com. A copy of the Ethics Policy may also be obtained without charge by written request to PEC’s corporate Secretary.
COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
      The following table sets forth information as of April 29, 2005 (except as otherwise noted) with respect to the beneficial ownership of Shares by (i) each director of PEC, (ii) each of PEC’s Chief Executive Officer and the four most highly compensated executive officers at the end of 2004 who earned in excess of $100,000 (collectively, the “Named Executive Officers”), (iii) all directors and executive officers of PEC as a group, and (iv) each person who, to the best of PEC’s knowledge, beneficially owns more than five percent of any class of PEC’s voting securities. Except as otherwise indicated, PEC believes that persons listed below have sole voting and investment power with respect to all Shares held by them, except to the extent such power may be shared with a spouse. The information regarding beneficial ownership of PEC Common Stock by the entities identified as “Principal Stockholders” in the table below is included in reliance on reports filed with the Commission by each of these entities, except that the

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percentage is based upon calculations made in reliance upon the number of shares reported to be beneficially owned by the entity in the report and the number of Shares outstanding on April 29, 2005.

	Shares Beneficially
	Owned (not
	including shares
	issuable pursuant		Shares Issuable
	to options		Pursuant to Options
	exercisable within		Exercisable Within	Total Shares	Percentage of
	60 days of		60 Days of	Beneficially	Outstanding
Beneficial Owner(1)	April 29, 2005)		April 29, 2005	Owned	Shares(2)

David C. Karlgaard	5,812,678	(3)	1,139,735	6,952,413	24.2%
Paul G. Rice	5,273,922	(4)	1,443,233	6,717,155	23.1%
Alan H. Harbitter	2,923,296	(5)	651,503	3,574,799	12.7%
Stuart R. Lloyd	86,343	(6)	117,756	204,099	*
Christos Bratiotis	61,425		97,757	159,182	*
R. Jerry Grossman	2,000		18,000	20,000	*
Frank J. Carr	—		18,000	18,000	*
B. Gary Dando	1,500		15,000	16,500	*
John W. Melchner	1,000		15,000	16,000	*
Zimri C. Putney	300		15,000	15,300	*
All directors and executive officers as a group (11 persons)	14,162,464		3,577,570	17,740,034	56.9%

*	Less than 0.1%.

(1)	Unless otherwise indicated, the beneficial owner’s address is c/o PEC Solutions, Inc., 12730 Fair Lakes Circle, Fairfax, Virginia 22033.

(2)	Applicable percentages are based on 27,606,601 shares of PEC Common Stock outstanding on April 29, 2005, adjusted as required by SEC rules.

(3)	Includes 1,041,203 shares held in a trust for the benefit of Dr. Karlgaard. In addition, the listed number of shares includes 300,000 shares held in a charitable remainder trust, and 95,000 shares held in a charitable foundation that both benefit Dr. Karlgaard. Does not include 335,040 shares held in an irrevocable trust for the benefit of Dr. Karlgaard over which Dr. Karlgaard does not hold voting or investment power.

(4)	Includes 601,200 shares held in a trust for the benefit of Mr. Rice. In addition, the listed number of shares includes 4,000 shares held in a charitable foundation that benefits Mr. Rice.

(5)	Includes 491,500 shares held in a trust for the benefit of Dr. Harbitter. In addition, the listed number of shares includes 29,500 shares held in a charitable remainder trust, and 8,000 shares in a charitable foundation that both benefit Dr. Harbitter.

(6)	Includes 480 shares held in trust for the benefit of Mr. Lloyd’s daughter.

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EXECUTIVE COMPENSATION
      The following table shows the compensation paid or accrued to PEC’s chief executive officer and its four next most highly compensated executive officers as of December 31, 2004 (“Named Executive Officers”), for services rendered to PEC or its subsidiaries in 2004, 2003 and 2002.
Summary Compensation Table

				Long-Term
				Compensation

	Annual Compensation			Securities
				Underlying	All Other
	Year	Salary	Bonus	Options	Compensation

David C. Karlgaard	2004	$384,301	$30,500	—	$39,356	(1)
Chief Executive Officer and	2003	384,301	31,639	5,017	18,758	(1)
Chairman of the Board of Directors	2002	334,131	131,600	78,989	48,892	(1)
Paul G. Rice	2004	282,110	30,500	—	50,925	(2)
President and Director	2003	282,110	31,639	5,017	16,304	(2)
	2002	245,294	131,600	78,989	53,044	(2)
Alan H. Harbitter	2004	246,314	30,500	—	39,247	(3)
Chief Operating Officer and Director	2003	246,314	31,639	5,017	16,112	(3)
	2002	214,198	131,600	78,989	49,152	(3)
Stuart R. Lloyd	2004	229,429	67,000	5,899	36,357	(4)
Chief Financial Officer, Senior	2003	218,504	64,000	3,344	16,780	(4)
Vice President and Director	2002	190,008	72,500	77,658	42,102	(4)
Christos Bratiotis	2004	217,352	67,000	5,899	37,954	(5)
President — Civilian Government Sector	2003	207,002	64,000	3,344	16,351	(5)
	2002	180,003	70,000	77,658	33,224	(5)

(1)	Includes for 2004, $11,823 for life and health insurance, $2,121 automobile allowance, $19,262 for contribution to the Executive Supplemental Retirement Plan and $6,150 for the contribution to the 401(k) Plan; for 2003, $9,082 for life and health insurance, $1,676 for automobile allowance, $0 for contribution to the Executive Supplemental Retirement Plan and $8,000 for the contribution to the 401(k) Plan; and for 2002, $6,660 for life and health insurance, $1,456 for automobile allowance, $30,433 for contribution to the Executive Supplemental Retirement Plan and $12,000 for the contribution to the 401(k) Plan.

(2)	Includes for 2004, $13,507 for life and health insurance, $12,006 automobile allowance, $19,262 for contribution to the Executive Supplemental Retirement Plan and $6,150 for the contribution to the 401(k) Plan; for 2003, $8,304 for life and health insurance, $6,568 for automobile allowance, $0 for contribution to the Executive Supplemental Retirement Plan and $8,000 for the contribution to the 401(k) Plan; and for 2002, $4,679 for life and health insurance, $6,792 for automobile allowance, $30,433 for contribution to the Executive Supplemental Retirement Plan and $11,500 for the contribution to the 401(k) Plan.

(3)	Includes for 2004, $11,068 for life and health insurance, $2,767 automobile allowance, $19,262 for contribution to the Executive Supplemental Retirement Plan and $6,150 for the contribution to the 401(k) Plan; for 2003, $8,112 for life and health insurance, $4,299 for automobile allowance, $0 for contribution to the Executive Supplemental Retirement Plan and $8,000 for the contribution to the 401(k) Plan; and for 2002, $5,681 for life and health insurance, $2,900 for automobile allowance, $30,433 for contribution to the Executive Supplemental Retirement Plan and $11,500 for the contribution to the 401(k) Plan.

(4)	Includes for 2004, $11,979 for life and health insurance, $2,714 automobile allowance, $15,514 for contribution to the Executive Supplemental Retirement Plan and $6,150 for the contribution to the 401(k) Plan; for 2003, $8,780 for life and health insurance, $5,990 for automobile allowance, $0 for contribution to the Executive Supplemental Retirement Plan and $8,000 for the contribution to the 401(k) Plan; and for 2002, $8,172 for life and health insurance, $6,509 for automobile allowance, $16,453 for contribution to the Executive Supplemental Retirement Plan and $12,000 for the contribution to the 401(k) Plan.

(5)	Includes for 2004, $11,954 for life and health insurance, $5,447 automobile allowance, $14,403 for contribution to the Executive Supplemental Retirement Plan and $6,150 for the contribution to the 401(k) Plan; for 2003, $8,351 for life and health insurance, $3,873 for automobile allowance, $0 for contribution to the Executive Supplemental Retirement Plan and $8,000 for the contribution to the 401(k) Plan; and for 2002, $6,035 for life and health insurance, $3,180 for automobile allowance, $13,041 for contribution to the Executive Supplemental Retirement Plan and $12,000 for the contribution to the 401(k) Plan.
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
      No member of the Compensation Committee, consisting of Messrs. Putney, Carr, Dando, Grossman and Melchner, has served as an officer or employee, or has had any other business relationship or affiliation with, PEC and its subsidiaries, except each member’s services as a director.

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2004 OPTION GRANTS
      The following table sets forth certain information with respect to stock options granted during 2004 to PEC’s Named Executive Officers under PEC’s 2000 Stock Incentive Plan.

Potential Realizable
Value at Assumed
	Number of	Percent of			Annual Rate of Stock
	Securities	Total Options			Appreciation for the
	Underlying	Granted to	Exercise		Option Term
	Options	Employees in	Price	Expiration
Name	Granted(1)	2004(2)	($/share)	Date	5%	10%

David C. Karlgaard	—	—	—	—	—	—
Paul G. Rice	—	—	—	—	—	—
Alan H. Harbitter	—	—	—	—	—	—
Stuart R. Lloyd	5,899	0.78%	$16.95	12/31/13	$62,883	$159,351
Christos Bratiotis	5,899	0.78%	$16.95	12/31/13	$62,883	$159,351

(1)	All options were granted for a term of 10 years, subject to earlier termination upon termination of employment, and were immediately exercisable on the date of grant.

(2)	Based on options to purchase 752,972 shares granted to under the 2000 Stock Incentive Plan in 2004.
2004 OPTION EXERCISES AND YEAR-END OPTION VALUES

			Number of Securities		Value of Unexercised
	Shares		Underlying Unexercised		In-the-Money Options at
	Acquired		Options at 12/31/04		12/31/04(1)
	on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

David C. Karlgaard	—	—	1,079,149	50,000	$12,368,434	—
Paul G. Rice	53,250	$712,041	1,382,647	50,000	16,408,498	—
Alan H. Harbitter	—	—	590,647	50,000	6,517,478	—
Stuart R. Lloyd	30,000	$322,300	51,001	55,899	91,087	—
Christos Bratiotis	—	—	31,002	55,899	—	—

(1)	Calculated based on the closing price of PEC Common Stock on December 31, 2004 ($14.17) as reported by the NASDAQ National Market.
EQUITY COMPENSATION PLAN INFORMATION
      The following table sets forth information as of December 31, 2004 regarding outstanding options and shares reserved for future issuance under PEC’s current equity compensation plans.

	Number of Shares to
	be Issued Upon	Weighted-Average	Number of Shares
	Exercise of	Exercise Price of	Available for Future
Plan Category	Outstanding Options	Outstanding Options	Issuance(1)

Equity compensation plans approved by stockholders	5,193,240	$8.38	6,560,781
Equity compensation plans not approved by stockholders	—	—	—

Total	5,193,240	$8.38	6,560,781

(1)	The Company’s 2000 Stock Incentive Plan (the “Plan”) incorporates an evergreen formula pursuant to which the aggregate number of shares reserved for issuance under the Plan for a particular year cannot exceed the sum of (a) 6.25% of the number of shares of our Common Stock outstanding on January 1 of that year, plus (b) the number of shares available for awards in the prior calendar year that were not awarded under the Plan.
EMPLOYMENT ARRANGEMENTS
      On January 1, 2000, PEC entered into employment agreements with the Company’s three founders: Drs. Karlgaard and Harbitter and Mr. Rice. While the agreements had initial terms of two years, they are

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automatically extended for additional one-year terms on the anniversary of the expiration of the initial term. If any of the three founders is terminated for any reason other than for cause or terminates his agreement for good reason, the employment agreements provide that he is entitled to receive severance payments over a period equal to the greater of the remaining term of his agreement or one year. The employment agreements restrict Drs. Karlgaard and Harbitter and Mr. Rice from competing with us for a period of two years following termination of employment. Each of the three founders have also signed an agreement with PEC in accordance with the Key Executive Severance Plan which provides payment, in the event of a change in control, of an amount equal to the product of (a) 0.5 and (b) their actual annual base salary plus the average of their annual bonus payments for the three previous years. Drs. Karlgaard and Harbitter and Mr. Rice each have the right to receive the greater of the payment from their employment agreement or the Key Executive Severance Plan, but not both.
      On December 31, 1998, PEC entered into an employment agreement with our Chief Financial Officer, Stuart Lloyd. The agreement had an initial term of five years and but is automatically extended for additional one year terms unless PEC, by providing one year’s notice, elects not to renew the agreement. Mr. Lloyd, by providing 90 days notice, can terminate the agreement before the end of the current renewal term. Under this agreement, Mr. Lloyd received an initial annual base salary that increased at specified rates through 2001 and now is subject to adjustment by the PEC Board of Directors and its Compensation Committee on an annual basis. He also may receive an annual cash bonus of up to 30% of his then current salary under our fall bonus plan, based upon performance objectives set by our senior management, and another cash bonus under our spring bonus plan not to exceed our net income margin as a percentage of his base salary. Mr. Lloyd, along with the other named executive officers, also receives beneficial use of an automobile.
      If, during the term of his employment agreement, PEC terminates Mr. Lloyd’s employment without cause, he will be entitled to, in one lump sum, the base salary, bonus, all employee benefits and stock options he would have received over the remainder of the term of the agreement. In addition, if PEC terminates Mr. Lloyd’s employment without good reason following a change of control, he will be entitled to the compensation he would have received had the agreement been fully performed for a period two years beyond the expiration of the current renewal term. Mr. Lloyd has agreed to a non-competition provision that will be in effect during the term of his agreement and for two years after the agreement is terminated unless terminated as a result of a breach by us of one of the agreement’s provisions or change in control.
      PEC does not have an employment agreement with Mr. Bratiotis. His annual base salary for 2004 was $217,352 and his salary as approved by the Compensation Committee for 2005 is $239,117. He also may receive an annual cash bonus of up to 30% of his then current salary under our fall bonus plan, based upon performance objectives set by PEC senior management, and another cash bonus under our spring bonus plan not to exceed our net income margin as a percentage of his base salary. Mr. Bratiotis, along with the other named executive officers, also receives beneficial use of an automobile. Mr. Bratiotis is also covered by an agreement with the company under the Key Executive Severance Plan as described above.
      Each Named Executive Officer has agreed to preserve the confidentiality and the proprietary nature of all information relating to our business during and after the term of his employment.
COMPENSATION COMMITTEE REPORT1
      The Compensation Committee furnished to the Board the following report on executive compensation for 2004.

      1 The material in this report is not “soliciting material,” is not deemed filed with the SEC and is not to be incorporated by reference into any filing of PEC under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act of 1934, as amended (“Exchange Act”), whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

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      The Compensation Committee reviews and recommends the compensation arrangements for management, establishes and reviews general compensation policies, and administers the Company’s stock incentive plan and restricted stock program. The Compensation Committee, established in March 2000, is comprised of five members, all of whom qualify as independent under applicable SEC rules and the listing standards of the NASDAQ Stock Market.
      The Compensation Committee seeks to achieve two broad goals in connection with executive compensation programs and decisions regarding individual compensation. These goals and the general means of achieving them are:
      First, to provide executives with a performance-oriented environment by tying individual compensation in part to particular goals. Executives are to be rewarded for meeting performance goals that contribute in a significant way to the accomplishment of business objectives. Also, linking a portion of compensation with the performance of common stock provides executives an incentive through an equity interest in the performance of the Company.
      Second, to attract and retain key executives by structuring executive compensation programs with appropriate attention to the standards and practices of comparable companies in the government-IT and related industries that employ professionals with similar technical skills.
      The executive compensation programs established by the Compensation Committee consist of three elements tied to the foregoing objectives: base salary, annual cash bonus, and stock-based equity incentives achieved primarily through participation in our 2000 Stock Incentive Plan. In establishing base salaries for executives, the Compensation Committee monitors standards at comparable companies, particularly those that are in the same industry or related industries and/or are located in the Company’s general geographical area; considers historic salary levels of the individual and the nature of the individual’s responsibilities and compares the individual’s base salary with those of other companies’ executives. To the extent determined appropriate, the Compensation Committee also considers general conditions and financial performance in establishing base salaries of executives. In deciding to award options, the Compensation Committee considers the number of options outstanding or previously granted and the aggregate size of current awards.
      For the year ended December 31, 2004 in response to performance against the Company’s business plan, the base salaries, cash bonuses and stock option awards of CEO David Karlgaard, President Paul Rice and COO Alan Harbitter were within the ranges determined by the analysis described above, with cash bonuses awarded below plan. The base salaries, cash bonuses and stock option awards of other executives were held at plan.
      Based on its evaluation of individual performance, the Compensation Committee believes that our executive officers are committed to achieving positive long-term financial performance and enhanced stockholder value, and that the compensation policies and programs discussed in this report have motivated them to work toward these goals.
      Section 162(m) of the Internal Revenue Code disallows a tax deduction to public corporations for compensation over $1,000,000 paid for any year to the corporation’s chief executive officer or to any of the four other most highly compensated executive officers. The statute exempts qualifying performance-based compensation from the deduction limit if certain requirements are met. The Compensation Committee currently intends to structure its executive compensation packages to meet these requirements.

Zimri C. Putney, Chair
Frank J. Carr
B. Gary Dando
R. Jerry Grossman
John W. Melchner

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AUDIT COMMITTEE REPORT2
      The Audit Committee of the Board of Directors of the Company is composed of five independent directors, each meeting the criteria for independence of audit committee members set forth in the NASDAQ listing standards and SEC Rule 10A-3(b). The Audit Committee operates under a written charter adopted by the Board of Directors which was amended and restated in 2004 (the full text of which is attached to this Proxy Statement as Exhibit A), and is responsible for overseeing the Company’s financial reporting process and related matters on behalf of the Board of Directors. The Audit Committee charter is reviewed on an annual basis. The members of the Audit Committee are Messrs. Melchner, Grossman, Carr, Putney and Dando. Mr. Dando, who is independent of management, has been designated by the Board of Directors as an “audit committee financial expert” as the term is defined in Item 401(h) of SEC Regulation S-K. Each year, the Audit Committee recommends to the Board of Directors, subject to stockholder ratification, the selection of the Company’s independent auditors.
      The Audit Committee’s responsibility is to assist the Board of Directors in overseeing the accounting and financial reporting process, including internal controls and reviews of the quarterly financial information and audits of the annual financial statements of the Company.
      In this context, the Audit Committee has met twelve times in 2004 (including six times for matters principally related to Sarbanes-Oxley Section 404 as discussed below) and held discussions with management, internal audit and PricewaterhouseCoopers LLP, the Company’s independent auditors. Management represented to the committee that the Company’s consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Audit Committee discussed with PricewaterhouseCoopers LLP the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees) and Statement on Auditing Standards No. 90 (Audit Committee Communications). These matters included a discussion of PricewaterhouseCoopers LLP’s judgments about the quality (not just the acceptability) of the Company’s accounting principles as applied to financial reporting.
      PricewaterhouseCoopers LLP also provided the Audit Committee with the written disclosures and letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with PricewaterhouseCoopers LLP that firm’s independence. The Audit Committee further considered and concluded that the non-audit services, described elsewhere in this Proxy Statement, provided by PricewaterhouseCoopers LLP are compatible with maintaining the auditors’ independence.
      During 2004 the Audit Committee met with the Board of Directors, management, internal audit, outside consultants and PricewaterhouseCoopers LLP to review and discuss the effectiveness of management’s process for the reviews of internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act. The Audit Committee also met with management and the Board of Directors to establish Company procedures involving concerns or complaints regarding questionable accounting or auditing matters as required by Section 302 of the Sarbanes-Oxley Act.
      Based upon the Audit Committee’s discussion with management and the independent auditors, the Audit Committee’s review of the representation of management, and the disclosures by the independent auditors to the Audit Committee, the Audit Committee recommended to the Board of Directors that the Company’s audited consolidated financial statements and Management’s Report on Internal Control Over Financial Reporting (as required under Rule 13a-15 promulgated under the Securities Exchange Act of 1934) be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 for filing with the Securities and Exchange Commission. The Audit Committee and the Board of Directors

      2 The material in this report is not “soliciting material,” is not deemed filed with the SEC and is not to be incorporated by reference into any other PEC filing under the Securities Act or Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

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have also recommended the selection of PricewaterhouseCoopers LLP as the Company’s independent auditors for 2005, subject to stockholder ratification.

B. Gary Dando, Chair
John W. Melchner, Vice-Chair
Frank J. Carr
R. Jerry Grossman
Zimri C. Putney
Section 16(a) Beneficial Ownership Reporting Compliance
      Under Section 16(a) of the Securities Exchange Act of 1934, the directors and executive officers of PEC must file reports with the SEC indicating the number of shares of PEC Common Stock they beneficially own and any changes in their beneficial ownership. Copies of these reports must be provided to the company. To PEC’s knowledge based solely on a review of the reports submitted to PEC, PEC believes all required reports were filed on a timely basis during 2004, except that Messrs. Carr and Grossman each reported a stock option grant received during 2004 on a Form 5 filed in January 2005.

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Shareholder Return Performance Graph
      The following chart shows how $100 invested in the PEC’s Common Stock as of April 20, 2000 (the day PEC Common Stock began trading on the NASDAQ Stock Market) would have grown through the period ended December 31, 2004, compared with $100 invested in: (a) the NASDAQ Composite Index, and (b) the Russell 2000 Index, assuming all dividends were reinvested.
COMPARISON OF CUMULATIVE TOTAL RETURN
AMONG PEC SOLUTIONS, INC.,
NASDAQ COMPOSITE INDEX AND THE RUSSELL 2000 INDEX
ASSUMES $100 INVESTED ON APR. 20, 2000
ASSUMES DIVIDENDS REINVESTED
FISCAL YEAR ENDING DEC. 31, 20043
      The NASDAQ Composite Index was chosen as a basis of comparison because it represents companies of a comparable market capitalization and consists of a large number of companies listed on the NASDAQ Stock Market. The Russell 2000 Index was chosen because it represents companies of a comparable market capitalization and consists of a large number of companies listed on public stock exchanges.

      3 The material in this report is not “soliciting material,” is not deemed filed with the SEC and is not to be incorporated by reference into any other PEC filing under the Securities Act or Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

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